UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-52060

eBay Gmarket Co., Ltd.

(Exact name of registrant as specified in its charter)

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

82-2-1566-5701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value KRW 100 per share

American depositary shares, as evidenced by American depositary receipts,

each representing one common share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Four

Pursuant to the requirements of the Securities Exchange Act of 1934, eBay Gmarket Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 9, 2010	eBay Gmarket Co., Ltd.

		By:	/s/ Brian H. Levey
		Name:	Brian H. Levey
		Title:	Authorized Representative